Biofrontera Inc · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR AND EMAIL

September 15, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed August 31, 2021 File No. 333-257722

We are submitting this letter in response to the comment letter, dated September 9, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and our Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment No. 4”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Amendment No. 4 marked to indicate changes from the Amendment No. 3 to the Registration Statement filed on August 31, 2021. In addition to addressing the comments raised by the Staff in its letter, we have revised the Amendment No. 4 to update other disclosures. Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the clean version of the Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1 filed on August 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2019 and December 31, 2020, page 53

1.	Please revise your MD&A to explain why your cost of revenues, related party is so significant in comparison to your related party revenues while your cost of revenues, other is so minimal compared to your product revenues, net for each reporting period, including your comparison of the results of operations for the six months ended June 30, 2021 compared to June 30, 2020.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 51, 53 and 55 to clarify that our “Product Revenue, net” encompasses all third-party sales of our licensed products, while “Related Party Revenues” includes only those revenues related to sales of our licensed products and associated services to affiliates of Biofrontera AG. However, our “Cost of Revenues, Related Party” includes all purchase costs for all sales of the products we license from Biofrontera AG and its affiliates (i.e., Ameluz® and BF-RhodoLED® lamps), and so it is related to revenue streams that might be classified under either “Product Revenues, net” or “Related Party Revenues” depending on whether the products are sold to third parties (which are the majority of our sales) or affiliates of Biofrontera, respectively. On the other hand, our “Costs of Revenues, Other” represents the purchase costs of Xepi®, which has not comprised a large portion of our sales revenue and therefore only correlates with a small portion of our Product Revenues, net. We respectfully point out to the Staff that these items are not meant to be correlated in the manner indicated in comment 1, as the use of “related party” with respect to revenue is intended to categorize the revenues we receive from related parties (which are not significant), while “related party” with respect to costs is intended to categorize the amounts we pay to related parties, which is fairly significant because our most popular products are supplied by related parties.

Business
Our Strategy, page 65

2.	We reissue comment 1. Your revised disclosure on page 65 does not address control in the sense of the extent to which you would be able to control Biofrontera AG if you own at least 50% of their shares, where, as discussed, German minority shareholders have significant rights in certain situations. Furthermore, in light of Dr. Lubbert’s positions as CEO of Biofrontera Inc., Chairman of the management board and CEO of Biofrontera AG, and managing director of all subsidiaries of Biofron[t]era AG, please clarify the extent to which he has been involved in any discussions/negotiations regarding the control of Biofrontera AG. Also, expand your statement that “Biofrontera AG has informed” you that it would abstain from a stockholder vote to approve the issuance of shares needed for an exchange offer of Biofrontera AG stock, to clarify whether that notice came from the management board, Dr. Lubbert, or some other authority at Biofrontera AG. In addition, revise your disclosure here and in your background and elsewhere in the document to clarify Dr. Lubbert’s involvement in Biofrontera AG and its subsidiaries going forward. Include a risk factor discussing the potential conflicts of interest related to Dr. Lubbert’s multiple roles.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 65 to clarify that, as is the case with U.S. companies, owning 50% or more of the shares of Biofrontera AG would enable us to control major shareholder decisions, including the election of the members of the supervisory board who are the equivalent of a board of directors in the United States. In a call with the Staff on September 14, 2021 regarding this comment, we noted to the Staff that although German law provides rights to minority shareholders that are not found under Delaware law, these rights would not limit the ability of a shareholder with more than 50% ownership to control major shareholder decisions.

In addition, we respectfully inform the staff that we have added a risk factor on page 34 discussing potential conflicts related to Prof. Dr. Lübbert’s multiple roles at Biofrontera AG and Biofrontera Inc. and have revised the disclosure on pages 2, 65, 88, 93, 94 and 101 regarding his multiple roles following the offering and involvement in Biofrontera AG going forward as well as to provide further details of his compensation arrangements with us and Biofrontera AG.

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 2 of 4
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

Legal Proceedings, page 77

3.	We note your response to comment 2. Revise to clearly state that there is no binding agreement with Biofrontera AG based on percentage of ownership or any other factor and provide a risk factor that also clearly states the risk that Biofrontera Inc. could incur some or all of the litigation expenses, including any and all of an adverse judgment and/or legal fees related to the DUSA litigation.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 77 and added risk factor disclosure on page 15 to clearly state that there is no binding agreement with Biofrontera AG regarding the percentage of legal costs, and that we may incur some or all of the litigation expenses, including any and all of an adverse judgment, in each case related to the DUSA litigation.

Executive Compensation, page 93

4.	Revise Executive Compensation to disclose Dr. Lubbert’s compensation at Biofrontera AG, or provide us your analysis why you believe it is not required to be disclosed, with appropriate notes as applicable, where Dr. Lubbert’s salary is paid by the parent company which continues to own 100% of Biofrontera Inc. Refer to Item 402(n) of Regulation SK.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 93 and 94 to further clarify the sources of Prof. Dr. Lübbert’s compensation before and after the offering related to this registration statement. As noted in the revised disclosure, Prof. Dr. Lübbert’s services to Biofrontera Inc. have been rendered as part of his role as Chief Executive Officer of Biofrontera AG and all compensation was paid directly to him by Biofrontera AG. Furthermore, Biofrontera AG did not allocate a portion of his compensation to Biofrontera Inc. or seek reimbursement from Biofrontera Inc. for the payments to him. We have not disclosed his compensation for 2019 and 2020 in the Summary Compensation Table or accompanying narrative disclosure pursuant to Regulation S-K Compliance & Disclosure Interpretation 217.03, since Biofrontera Inc. is a subsidiary of a public company that is going public and the compensation was previously awarded by our parent, Biofrontera AG. However, we have included information regarding the compensation Prof. Dr. Lübbert has and will receive from our parent corporation as part of our disclosure of executive compensation arrangements, which is also cross-referenced in our related party disclosure, in the interest of full disclosure regarding potential conflicts of interest.

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 3 of 4
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)

Certain Relationships and Related Party Transactions

Related Party Agreements in Effect Prior to this Offering

Service Agreements, page 101

5.	Please file the 2021 Services Agreement and any subsequent statements of work. To the extent you continue to rely on provisions of the 2016 Services Agreement, please also file this as an agreement.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed the form of the 2021 Services Agreement as well as the 2016 Services Agreement as Exhibits 10.8 and 10.10, respectively.

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Ralph De Martino
Schiff Hardin LLP

Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA	Page 4 of 4
Contact Phone +1 781 245 1325 · E-Mail info-us@biofrontera.com · www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) · Erica Monaco (CFO & COO)